WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

December 5, 2005

Office of International Corporate Finance, Mail Stop 3-[redacted]
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the third quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET ("EMISNET"), an electronic financial information system of the BMV, regarding an amendment, dated June 29, 2005, to the Company's Annual Report submitted to the National Banking and Securities Commission (the "CNBV"), dated July 18, 2005;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding the inauguration of "One Hotels", the Company's first economy class hotel chain, dated September 20, 2005;

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding the closing of a syndicated loan transaction, dated November 15, 2005;

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding the Company's submission of a bid to purchase capital stock of Grupo Aeroméxico, S.A. de C.V. and Grupo Mexicana, S.A. de C.V., dated November 23, 2005; and

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding the Company's wining position for the purchase of Grupo Mexicana de Aviación, S.A. de C.V. in the corresponding public bidding process, dated November 30, 2005.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **3** | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF September 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**TOTAL ASSETS**	**11,425,533**	**100**	**11,073,487**	**100**
2	**CURRENT ASSETS**	**1,862,132**	**16**	**1,549,923**	**14**
3	CASH AND SHORT-TERM INVESTMENTS	535,722	5	276,946	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	982,157	9	869,979	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	270,693	2	328,946	3
7	OTHER CURRENT ASSETS	73,560	1	74,052	1
8	**LONG-TERM**	**498,427**	**4**	**231,442**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	340,309	3	201,229	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	23,488	0	30,213	0
11	OTHER INVESTMENTS	134,630	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,234,135**	**72**	**8,515,283**	**77**
13	PROPERTY	9,692,048	85	10,039,630	91
14	MACHINERY	1,936,762	17	1,960,730	18
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,498,991	31	3,646,672	33
17	CONSTRUCTION IN PROCESS	104,316	1	161,595	1
18	**DEFERRED ASSETS (NET)**	**705,086**	**6**	**776,839**	**7**
19	**OTHER ASSETS**	**125,753**	**1**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,433,278**	**100**	**6,593,437**	**100**
21	**CURRENT LIABILITIES**	**1,754,834**	**27**	**1,615,938**	**25**
22	SUPPLIERS	363,626	6	480,508	7
23	BANK LOANS	246,952	4	343,839	5
24	STOCK MARKET LOANS	550,000	9	422,366	6
25	TAXES TO BE PAID	167,159	3	105,957	2
26	OTHER CURRENT LIABILITIES	427,097	7	263,268	4
27	**LONG-TERM LIABILITIES**	**3,027,849**	**47**	**3,394,251**	**51**
28	BANK LOANS	2,731,088	42	1,711,243	26
29	STOCK MARKET LOANS	250,000	4	1,618,753	25
30	OTHER LOANS	46,761	1	64,255	1
31	**DEFERRED LOANS**	**1,575,131**	**24**	**1,519,665**	**23**
32	**OTHER LIABILITIES**	**75,464**	**1**	**63,583**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**4,992,255**	**100**	**4,490,050**	**100**
34	**MINORITY INTEREST**	**1,123,016**	**22**	**1,091,652**	**24**
35	**MAJORITY INTEREST**	**3,869,239**	**78**	**3,398,398**	**76**
36	**CONTRIBUTED CAPITAL**	**2,340,655**	**47**	**2,338,429**	**52**
37	PAID-IN CAPITAL STOCK (NOMINAL)	490,030	10	490,533	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,580,665	32	1,578,499	35
39	PREMIUM ON SALES OF SHARES	148,636	3	153,520	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	121,324	2	115,877	3
41	**CAPITAL INCREASE (DECREASE)**	**1,528,584**	**31**	**1,059,969**	**24**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,783,827	36	1,404,358	31
43	SHARE REPURCHASE FUND	151,955	3	155,995	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY	-672,166	-13	-753,674	-17
45	**NET INCOME FOR THE YEAR**	**264,968**	**5**	**253,290**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**535,722**	**100**	**276,946**	**100**
46	CASH	114,133	21	189,238	68
47	SHORT-TERM INVESTEMENTS	421,589	79	87,708	32
18	**DEFERRED ASSETS (NET)**	**705,086**	**100**	**776,839**	**100**
48	AMORTIZED OR REDEEMED	224,833	32	304,320	39
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	480,253	68	472,519	61
21	**CURRENT LIABILITIES**	**1,754,834**	**100**	**1,605,938**	**100**
52	FOREIGN CURRENCY LIABILITIES	477,088	27	544,336	34
53	MEXICAN PESO LIABILITIES	1,277,746	73	1,061,602	66
24	**STOCK MARKET LOANS**	**550,000**	**100**	**422,366**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	550,000	100	422,366	100
26	**OTHER CURRENT LIABILITIES**	**427,097**	**100**	**253,268**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	3836	1	9782	4
58	OTHER CURRENT LIABILITIES WITHOUT COST	423,261	99	243,486	96
27	**LONG-TERM LIABILITIES**	**3,027,849**	**100**	**3,394,251**	**100**
59	FOREIGN CURRENCY LIABILITIES	2,676,813	88	1,422,290	42
60	MEXICAN PESO LIABILITIES	351,036	12	1,971,961	58
29	**STOCK MARKET LOANS**	**250,000**	**100**	**1,618,753**	**100**
61	BONDS	250,000	100	1,618,753	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**46,761**	**100**	**64,255**	**100**
63	OTHER LOANS WITH COST	46,761	100	64,255	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,575,131**	**100**	**1,519,665**	**100**
65	NEGATIVE GOODWILL	0	0	16,594	1
66	DEFERRED TAXES	1,426,222	91	1,453,634	96
67	OTHERS	148,909	9	49,437	3
32	**OTHER LIABILITIES**	**75,464**	**100**	**63,583**	**100**
68	RESERVES	75,464	100	63,583	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(672,166)**	**100**	**(753,674)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,964,784)	-887	(6,028,937)	(800)
71	INCOME FROM NON-MONETARY POSITION	5,292,618	787	5,275,263	700

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	107,298	(56,015)
73	PENSION FUND AND SENIORITY PREMIUMS	14,164	7,733
74	EXECUTIVES (*)	335	223
75	EMPLOYERS (*)	3,137	3,245
76	EMPLOYEES (*)	4,423	4,398
77	OUTSTANDING SHARES (*)	490,800,626	490,532,977
78	REPURCHASED SHARES (*)	2,024,885	1,515,685

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO September 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	**%**	**Amount**	**%**
1	**NET SALES**	**3,887,940**	**100**	**3,466,947**	**100**
2	COST OF SALES	2,871,826	74	2,555,816	74
3	**GROSS INCOME**	**1,016,114**	**26**	**911,131**	**26**
4	OPERATING EXPENSES	366,691	9	358,914	10
5	**OPERATING INCOME**	**649,423**	**17**	**552,217**	**16**
6	TOTAL FINANCING COST	156,521	4	114,933	3
7	**INCOME AFTER FINANCING COST**	**492,902**	**13**	**437,284**	**13**
8	OTHER FINANCIAL TRANSACTIONS	48,294	1	16,067	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**444,608**	**11**	**421,217**	**12**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	152,274	4	134,644	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**292,334**	**8**	**286,573**	**8**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	(3,617)	0	677	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**288,717**	**7**	**287,250**	**8**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**288,717**	**7**	**287,250**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR OF CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**288,717**	**7**	**287,250**	**8**
19	NET INCOME OF MINORITY INTEREST	23,749	1	33,960	1
20	**NET INCOME OF MAJORITY INTEREST**	**264,968**	**7**	**253,290**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,887,940**	**100**	**3,466,947**	**100**
21	DOMESTIC	3,428,273	88	3,058,307	88
22	FOREIGN	459,667	12	408,640	12
23	EXPRESSED IN US DOLLARS (***)	42,598	1	37,870	1
6	**TOTAL FINANCING COST**	**156,521**	**100**	**114,933**	**100**
24	INTEREST PAID	287,572	184	236,381	206
25	FOREIGN EXCHANGE LOSSES	10,080	6	308,658	269
26	INTEREST EARNED	18,104	12	3,741	3
27	FOREIGN EXCHANGE GAINS	66,315	42	297,460	259
28	GAIN DUE TO MONETARY POSITION	(56,712)	-36	(128,905)	-112
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**48,294**	**100**	**16,067**	**100**
29	OTHER EXPENSES (INCOME) NET	48,294	100	16,067	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF TEMPORARY INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**152,274**	**100**	**134,644**	**100**
32	INCOME TAX	95,445	63	72,996	54
33	DEFERRED INCOME TAX	56,829	37	61,648	46
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	3,931,240	3,499,623
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	5,009,377	4,458,197
39	OPERATING INCOME (**)	799,749	675,131
40	NET INCOME OF MAJORITY INTEREST (**)	304,319	295,844
41	NET CONSOLIDATED INCOME (**)	347,547	273,890

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM January 1st TO September 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,342,359**	**100**	**1,179,007**	**100**
2	COST OF SALES	1,005,201	75	881,091	75
3	**GROSS INCOME**	**337,158**	**25**	**297,916**	**25**
4	OPERATING EXPENSES	114,827	9	118,833	10
5	**OPERATING INCOME**	**222,331**	**17**	**179,083**	**15**
6	TOTAL FINANCING COST	66,890	5	-4,144	0
7	**INCOME AFTER FINANCING COST**	**155,441**	**12**	**183,227**	**16**
8	OTHER FINANCIAL TRANSACTIONS	13,892	1	1,985	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**141,549**	**11**	**181,242**	**15**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	44,243	3	50,171	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**97,306**	**7**	**131,071**	**11**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	-3,628	0	231	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**93,678**	**7**	**131,302**	**11**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**93,678**	**7**	**131,302**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**93,678**	**7**	**131,302**	**11**
19	NET INCOME OF MINORITY INTEREST	10,128	1	-1,318	0
20	**NET INCOME OF MAJORITY INTEREST**	**83,550**	**6**	**132,620**	**11**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,342,359**	**100**	**1,179,007**	**100**
21	DOMESTIC	1,193,679	89	1,050,394	89
22	FOREIGN	148,680	11	128,613	11
23	EXPRESSED IN US DOLLARS (***)	13,779	1	11,919	1
6	**TOTAL FINANCING COST**	**66,890**	**100**	**(4,144)**	**100**
24	INTEREST PAID	97,209	145	77,160	(1,862)
25	FOREIGN EXCHANGE LOSSES	72,538	108	(23,087)	557
26	INTEREST EARNED	7,600	11	942	(23)
27	FOREIGN EXCHANGE GAINS	62,718	94	3,600	(87)
28	GAIN DUE TO MONETARY POSITION	(32,539)	(49)	(53,675)	1,295
8	**OTHER FINANCIAL TRANSACTIONS**	**13,892**	**100**	**1,985**	**100**
29	OTHER EXPENSES (INCOME) NET	13,892	100	1,985	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF TEMPORARY INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**44,243**	**100**	**50,171**	**100**
32	INCOME TAX	30,490	69	24,989	50
33	DEFERRED INCOME TAX	13,753	31	25,182	50
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM January 1st TO September 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**288,717**	**287,250**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	282,669	246,094
3	**CASH FLOW FROM NET INCOME FOR THE PERIOD**	**571,386**	**533,344**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(123,777)	(225,374)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**447,609**	**307,970**
6	CASH FLOW FROM EXTERNAL FINANCING	86,173	(26)
7	CASH FLOW FROM INTERNAL FINANCING	(71,006)	(75,376)
8	**CASH FLOW GENERATED (USED) BY FINANCING ACTIVITIES**	**15,167**	**(75,402)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(200,744)**	**(207,867)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	262,032	24,701
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	273,690	252,245
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	535,722	276,946

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**285,669**	**246,094**
13	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	307,372	310,208
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (GAIN) IN MONETARY EXCHANGE	-53,235	11,370
16	+(-) NET LOSS (GAIN) IN ASSET AND LIABILITIES RESTATEMENT	-56,712	-129,506
17	+(-) OTHER ITEMS	88,244	54,022
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGES IN WORKING CAPITAL**	**-123,777**	**-225,374**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-9,938	-113,512
19	+(-) DECREASE (INCREASE) IN INVENTORY	-164	15,373
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-26,403	-26,949
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS PAYABLE	-37,375	-28,879
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-49,897	-71,407
6	**CASH FLOW FROM EXTERNAL FINANCING**	**86,173**	**-26**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	913,863	1,256,145
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	-827,690	-1,256,171
28	(-) STOCK EXCHANGE FINANCING AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-71,006**	**-75,376**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
31	(-) DIVIDENDS PAID	-60,744	-70,280
32	+ PREMIUM ON SALE OF SHARES	-4,815	-1,761
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-5,447	-3,335
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-200,744**	**-207,867**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	-24,694
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-124,560	-51,936
36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	-39,623	-87,485
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	-36,561	-43,752

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.43	%	8.29	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	7.87	%	8.71	%
3	NET INCOME TO TOTAL ASSETS (**)	3.04	%	2.47	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	19.64	%	44.88	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.44	times	0.40	times
7	NET SALES TO FIXED ASSETS (**)	0.61	times	0.52	times
8	INVENTORY ROTATION (**)	13.73	times	10.21	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	59	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.33	%	7.55	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.31	%	59.45	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.29	times	1.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.02	%	29.87	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.77	%	39.86	%
15	OPERATING INCOME TO INTEREST PAID	2.26	times	2.34	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.78	times	0.68	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.06	times	0.97	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.91	times	0.76	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.29	times	0.24	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	30.53	%	17.25	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.70	%	15.38	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.18)	%	(6.50)	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST PAID	1.56	times	1.30	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) BY FINANCING ACTIVITIE	568.16	%	0.03	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) BY FINANCING ACTIVITIES	(468.16)	%	99.97	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	62.05	%	24.99	%

(**) THIS DATA TAKES INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.60		$	0.59	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUING OPERATIONS PROFIT PER COMMON SHARE (**)	$	1.60		$	1.35	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	7.88		$	6.93	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		1.21	times		1.03	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.61	times		11.98	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 3 Year: 2005**
Grupo Posadas, S.A. de C.V.

(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Total Revenues

The Company's total revenues increased 13.9% compared to total revenues registered during the third quarter of 2004, mainly due to an improvement in the results of the Company's operated hotels. In addition, combined income of owned and leased hotels increased 14.9% compared to those registered during the third quarter of 2004, as a result of a 3% increase in the revenues per available room ("REVPAR") and 7% increase in the average room rate.

Owned Hotels

A greater demand was observed in urban hotels located in the northern region of the country, specially in the cities of Monterrey and Saltillo. In general, urban hotels continued to show a more dynamic demand (as measured by rooms occupied in the location) over supply for the hotels located in western, central and southern Mexico. In addition, the average daily rate (ADR) in urban hotels increased 1% in real terms, which, together with an increase in occupancy of 2 percentage points (pp), resulted in a REVPAR growth of 4%. The information includes the impact of four urban hotel openings (three leased and one owned) that took place during the last 12 months. Excluding these openings, the growth for the quarter would have been of 4 pp in occupancy and 5% in REVPAR.

For owned coastal hotels, occupancy decreased by 6pp due to the effects of Hurricane Emily. Nevertheless, the implementation of a fully integrated central inventory system throughout the entire distribution network, as well as a more efficient pricing management, resulted in a 27% increase in the average daily rate and a 16% increase in REVPAR.

In addition, more aggressive marketing strategies as well as more extensive media coverage carried out during the quarter, in particular, commercial efforts such as the "Boleto Gratis" (Free Ticket) promotion, launched in association with Mexicana airline, consisting of granting a free airplane ticket to those guests staying at Fiesta Americana or Fiesta Inn hotels, have increased our hotels' occupancy,

Managed Hotels

The factors mentioned above resulted in a 1% increase in the REVPAR on a chain wide level. This is the result of 8 openings carried out during the last year, 6 of them of urban hotels under the Fiesta Inn brand, which continue to grow within the Company's business mix.

The revenues of this division increased 23.7% as a result of: i) increased fees as a consequence of an improvement in the REVPAR and margins in managed hotels and the greater number of managed hotels; and (ii) a growth in the loyalty program. In addition, the costs of this division grew 22.3% in real terms.

The foregoing has resulted in growth of this segment's EBITDA equal to 25.3% and an increase in profit margin of 48.9% during this quarter compared to 48.3% registered during the third quarter of 2004.

Comprehensive Financing Cost

Net interest paid grew during the quarter, mainly due to the impact of higher domestic and international interest rates on consolidated debt. The Libor interest rate during the quarter increased 2 percentage points (pp) compared to the rate registered during the third quarter of 2004. Average 28-day TIIE was 9.8% for the quarter, compared to 7.7% for the corresponding quarter in 2004. Interest coverage at quarter-end was 3.4 times.

Foreign exchange loss was mainly due to a forward contract, and a 5.2% appreciation of the Mexican peso over the US dollar during the quarter, compared to a 3.8% depreciation in the third quarter of 2004. With respect to the monetary position result, the gain is the result of flat inflation behavior in the third quarter of 2005 of 1%, compared to 1.01% inflation in the third quarter of 2004.

During the reported period, the Company maintained an average debt mix of 77% in US dollars and 23% in Mexican pesos.

Financial Position

Net debt during the period was US$315 million (including the effect of implementing provisions of Bulletin C-12), and as a result, the net debt-EBITDA ratio was 2.8 times, compared with 3.5 times registered during the third quarter of the previous year. Short-term debt, including outstanding long term-debt, represented 21.1% of total debt at the end of the quarter.

Development

The Company currently has under development 23 hotels with over 3,490 rooms, whether under construction or with management agreements already signed, to be opened within the next two years. We estimate that this development plan will require a total investment of US$230.3 million, of which the Company will contribute 4%, as the majority of these openings will be under management and lease agreements.

Hurricane Wilma

A brigade of technicians and construction personnel are currently in Cancun. While they continue to evaluate the full impact of Hurricane Wilma, the Company can inform that none of the Company's five hotels (Fiesta Americana Grand Aqua, Fiesta Americana Grand Coral Beach, Fiesta Americana Condesa Cancun, Fiesta American Vacation Club Cancun and Fiesta Americana Cozumel Dive Resort) suffered structural damage. Losses have been limited exclusively to equipment, furnishings and decorations.

Grupo Posadas plans to have all five hotels in Cancun and Cozumel ready for re-opening by December 15th, 2005. No bookings will be accepted before that date.

The marketing area is in contact with key customers, seeking ways to meet their needs. The response has been a total expression of solidarity, looking for ways to benefit both parties.

Grupo Posadas is combining its efforts with the priority actions of authorities, the hospitality industry, business and restaurant owners, and tourism service providers. The most urgent tasks at hand are to combine resources, recuperate beaches, invest in and get each hotel operating.

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 3** **Year: 2005**
Grupo Posadas, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. Changes in accounting policies.

As of January 1, 2004, the Company implemented the provisions of Bulletin C-15, "Deterioration of the Value of Long-Lived Assets and their Sale" ("C-15"). C-15 sets forth, among other provisions, new rules to calculate and acknowledge losses due to deterioration and its reversion. Whenever there are indications of deterioration of a long-lived asset, whether tangible or intangible, including commercial loans, which are not temporary, entities shall determine likely losses due to such deterioration. In order to calculate losses due to deterioration, the recovery must be determined, defined as the greater of the sale value of a unit that generates cash and its use value. The use value is the present value of net future cash flows, using an appropriate discount rate. The effects of implementing this new principle, is not considered relevant.

b. Recognition of the effects of inflation in financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos

for the corresponding period due to the effect of the translation. Consequently, all consolidated financial statement amounts are comparable, both for the current and prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

c. ***Marketable securities***

These are primarily money market securities valued at their market price.

d. ***Inventory and operating costs***

Inventory and its related cost are valued at average cost, which due to high turnover is similar to replacement cost.

e. ***Inventory and real estate development***

Intervals of the time-share club are recorded at their acquisition, development and building cost, usually in US dollars, and are updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Intervals of the long-term time-share club correspond to the cost of the Fiesta Americana Acapulco hotel, which is under refurbishment to incorporate time-share services.

f. ***Investment in shares***

Investment in shares where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies.

Investments in shares where the Company does not have a significant influence are valued at their cost, restated according to the NCPI, but in no event exceeding their sale price.

g. ***Property and equipment***

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year-end.

The cost of improvements, remodeling and replacements is capitalized and amortized over a period of 3 to 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

h. ***Employee benefits***

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, the Company maintains a pension plan covering the retirement of its executives.

The policy of the Company is to record severance payments in results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

i. ***Income tax, tax on assets and employee statutory profit sharing***

Income tax ("ISR") and employee statutory profit-sharing ("PTU") are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only when, in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

j. ***Cumulative effect of restatement***

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding non-monetary assets of prior years and their corresponding restatement effect.

k. ***Recognition of revenue***

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant agreement is executed and the corresponding downpayment is collected.

l. ***Integral financing cost***

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities agreements, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. It is restated at year-end with the corresponding inflation factor.

m. ***Other related businesses***

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club intervals, real estate developments, the marketing of operating equipment for hotels, coordination and hotel design and travel agency operations.

n. ***Majority income per share***

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible notes and loans and 2) the weighted average outstanding liabilities during the period to the weighted average number of common shares outstanding converted into shares based on the conversion coefficient set forth in the relevant issued notes and convertible loan agreements.

o. ***Bulletin C-10. Derivatives and hedging transactions***

As of January 1, 2005, Bulletin C-10 issued by the Mexican Institute of Public Accountants came into effect. It covers recording of derivatives and hedging transactions. In general terms, Bulletin C-10 provides that in hedging of reasonable value, the changes in the reasonable value of the derivative as well as of the risk open position, must be recorded in the results of the period in which they take place, whereas in cash flow hedging, the effective part of reasonable value changes must be recorded in the integral revenues account of the stockholders' equity and the non-effective part must be recorded in the results of the corresponding period.

With regard to derivatives, Bulletin C-10 provides for the characteristics that such derivatives must have in order to be deemed as such and related definitions are specified and added. It contains provisions setting forth the elements of hedging transactions, including documents required prior to the hedging and a basis of measurement for the effectiveness of the hedging. It classifies three categories of hedging: a) of reasonable value, b) of cash flow and c) of foreign currency, and it provides specific rules, for each kind of hedging, for its valuation, acknowledgment, submission and disclosure.

The effect of applying said Bulletin for the quarter represents a gain of $125,753 and is recorded in Other Assets (item 19) and as retained earnings and capital stock reserves. (Item 42).

p. ***Statements of changes in financial position***

They show changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	5,810,767
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,268,688
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	392,132
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	136,933
5	FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	260,162
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	48,884	100,268
7	POSADAS USA, INC.	HOTEL MANAGEMENT	1	99.99	34,563	106,645
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00	8,929	10,119
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99	9,889	9,673
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	(2,062)
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.00	12,180	4,311
12	OTHER SUBSIDIARIES		1	-	75,875	(32,632)
	TOTAL INVESTMENT IN SUSIDIARIES				**3,362,830**	**8,065,004**
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	2,046	16,202
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,825
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	97
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	10
5	OTHER ASSOCIATES (4) (No. DE ASOC.:)		1	-	65	2,354
	TOTAL INVESTMENT IN ASSOCIATES				**2,214**	**23,488**
	OTHER PERMANENT INVESTMENTS					**134,630**
	T O T A L				**3,365,044**	**8,223,122**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Up to 1 Year	More Than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years
BANKS																
FOREIGN TRADE																
BANCOMEXT	August 19, 2009	5.17			217,073	3,777	5,036	5,036	5,036							
SENIOR NOTES	October 4, 2011	8.75														2,427,908
SCOTIABANK INVERLAT	July 29, 2009	7.56			4,496	13,488	17,984	17,984	197,829							
SCOTIABANK INVERLAT	July 29, 2009	12.71	3,236	42,072												
BANORTE	March 12, 2009	11.51	4,882	12,203												
FINANCIAL INSTITUTIONS																
			-													
TOTAL BANKS			8,118	54,275	221,569	17,265	23,020	23,020	202,865							2,427,908
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
VALUE	February 16, 2006	14.16	300,000													
VALUE	July 7, 2006	12.8	250,000													
VALUE	May 6, 2009	14.12		250,000												
WITH GUARANTEES																
TOTAL			550,000	250,000												

TICKER: POSADAS
GRUPO POSADAS S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

QUARTER: 3 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Up to 1 Year	More Than 1 Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years
SUPPLIERS																
SERVICE SUPPLIERS			13,664									3,387				
MERCHANDISE SUPPLIERS			302,011									44,564				
TOTAL SUPPLIERS			**315,675**									**47,951**				
OTHER CURRENT LIABILITIES			236,794	46,761								190,303				
TOTAL			1,110,587	351,036	221,569	17,265	23,020	23,020	202,865			238,254				2,427,908

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: 2005
GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**97,213**	**1,048,992**	**105,469**	**1,138,089**	**2,187,081**
LIABILITIES POSITION	**320,706**	**3,460,640**	**27,017**	**291,524**	**3,752,164**
SHORT TERM LIABILITIES POSITION	69,239	747,135	22,685	244,784	991,919
LONG TERM LIABILITIES POSITION	251,467	2,713,505	4,332	46,740	2,760,245
NET BALANCE	**(223,493)**	**(2,411,648)**	**78,452**	**846,565**	**(1,565,083)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,743,836	5,216,284	3,472,448	0.00	0
FEBRUARY	2,573,047	5,920,810	3,347,763	0.33	11,048
MARCH	1,835,517	5,128,039	3,292,522	0.45	14,816
APRIL	1,824,556	5,235,450	3,410,894	0.36	12,279
MAY	1,765,038	5,137,816	3,372,778	(0.25)	(8,432)
JUNE	1,815,367	5,075,837	3,260,470	(0.10)	(3,260)
JULY	1,759,652	4,980,933	3,221,281	0.39	12,563
AUGUST	1,855,698	4,957,402	3,101,704	0.12	3,722
SEPTEMBER	2,012,976	5,118,823	3,105,847	0.45	13,976
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					56,712

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 3 YEAR: 2005
GRUPO POSADAS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: 3 | YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	1,019,492	51%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE STARS HOTELS	4,636,925	67%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	2,073,264	68%
HOLIDAY INN HOTELS	FOUR STARS HOTELS	144,796	62%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE STARS HOTELS	34,995	26%

OBSERVATONS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3

YEAR: 2005

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				3,428,273		FIESTAMERICANA FIESTA INN AND THE EXPLOREAN	GENERAL PUBLIC
TOTAL				3,428,273			

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3**

YEAR: **2005**

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				459,667		CAESAR PARK HOLIDAY INN FIESTA INN	GENERAL PUBLIC
T O T A L				459,667			

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			383,183,714		383,183,714		382,413	
L			107,616,912			107,616,912	107,617	
TOTAL			**490,800,626**		**383,183,714**	**107,616,912**	**490,030**	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **490,800,626**

SHARES PROPORTION BY:

CPO'S:	**9.02%**	
UNITS:		
ADRS's:	**0.01%** SERIES A	**0.04%** SERIES L
GDRS's:		
ADS's:		
GDS's:		

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	MARKET VALUE OF THE SHARES AT QUARTER END
A	1,659,942	5.9657	9.5200
L	364,943	5.2634	9.3000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The Company currently has 23 hotels under development, 10 already under construction. We estimate that this development plan will require a total investment of US$230 million, of which the Company will contribute only 4%, as the majority of these openings will be under management and lease agreements.

SIFIC / ICS

TICKER: POSADAS QUARTER: **3** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the inflation index of the corresponding country and are expresed at the period-end exchange rate of the relevant month, with respect to current period information as well that of previous period. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous period differ from those originaly submitted.

88% of the Company's total revenues came from Mexico, 7% from Brazil, 3% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of September, 2005 were the following:

Brazilian Real	-	Mexican Pesos	4.8558
US Dollar	-	Mexican Pesos	10.7907
Argentinian Peso	-	Mexican Pesos	3.7113

CONSOLIDATED
Final Printing

Declaration from the company officials responsable for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE THIRD QUARTER OF 2005, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

MEXICAN STOCK EXCHANGE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

DATE: **2005**

GENERAL INFORMATION ABOUT THE COMPANY

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TICKER: POSADAS DATE: 2005
GRUPO POSADAS, S.A. DE C.V.

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MEXICAN STOCK EXCHANGE

TICKER: POSADAS DATE: **2005**
GRUPO POSADAS, S.A. DE C.V.

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MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 3 Year: 2005**
Grupo Posadas, S.A. de C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

TAX INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	PASEO DE LA REFORMA # 155 - PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com.mx

INFORMATION ABOUT PRINCIPAL EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER

NAME:	NOT APPLICABLE
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICE PRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	OFFICER RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICE PRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	ASSISTANT OFFICER RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION CONTROL
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	LEGAL DEPARTMENT
TITLE:	LEGAL COUNSEL
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	LEGAL COUNSEL
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC

ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY
NAME:	RICARDO MALDONADO YÁNEZ
ADDRESS:	MONTES URALES 505 – 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

TITLE MSE:	INVESTOR RELATIONS OFFICER
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	OFFICER REPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	OFFICER REPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: July, 18, 2005 13:08 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 18/7/2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Amendment to the Annual Report submitted to the CNBV on June 29, 2005

Relevant Event: A new version of the Annual Report 2005 is submitted with the following amendment: Page 2. Executive Summary- The number of hotel rooms in Brazil previously disclosed was 2,1291,384. The correct number now reads 2,129.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: September 20, 2005 17:46 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Grupo Posadas launches "One Hotels", the first "economy class" hotel chain in Mexico.

Relevant Event: Grupo Posadas, the leading hotel operator in Mexico and Latin America, lead by Gastón Azcárraga, officially launched "One Hotels", the first "economy class" hotel chain in Mexico, which represents the sixth owned brand of the group with an international approach.

One Hotels is expected to operate 50 hotels throughout the country, located mainly in business and industrial zones, aiming to target businessmen, salesmen, contractors, experts and executive officers in the operational level. This is deemed as an important market segment that was not served by a chain of hotels before with the advantages and benefits that One Hotels will provide, targeting the "economy class" category.

The profile of One Hotels guests is individual business traveler who often travel from one city to another with a restricted budget, who require comfortable, efficient and attractive hotel facilities at an accessible cost.

One Hotels are identified as what a frequent traveler needs; a safe hotel, part of a hotel chain that operates with a well-known brand, that provides comfortable and clean rooms, with cable TV, Internet services, voice mail telephone, a spacious desk to work, closet and air conditioning with individual control. All are characteristics not usually found in hotels of this "economy class".

Besides the room characteristics, One Hotels will include as part of the room rate, a continental breakfast, wireless Internet connection in public areas, courtesy coffee, parking service, storage areas for big packages, self-service car wash and the professional and friendly attention of Grupo Posadas personnel.

In addition to all services and facilities mentioned, the competitive advantage of One Hotels is that the hotels form part of a hotel group that operates almost 100 hotels, with the infrastructure and technology, management, operation and marketing capabilities of Grupo Posadas, which is a value added for the guests. For example, there will be a telephone reservation center with a 01

800 number and there will be Internet access for the membership program to add and exchange points accrued by staying in One Hotels.

The One Hotels buildings may be vertical or horizontal in lots of 2,000 square meters, with an average number of 100 rooms with an area of 17 square meters each. One Hotels will have a quality control system and preventive maintenance, strategic location in economic, business, industrial and office activity centers in each location, and will provide the best option for the traveler, as well as a unique investment opportunity for those who are willing to enter in the hotel business in this "economy class" segment.

Grupo Posadas has been in the hotel business for 35 years; it manages and operates almost 100 hotels and more than 17,000 rooms in city and resort locations in Mexico, Brazil and Argentina. In Mexico, Grupo Posadas operates 20% of the total rooms available in the tourist category of hotel chains. Its six hotel brands, Fiesta Americana Grand, Fiesta Americana, Fiesta Inn, Caesar Park, Caesar Business and One Hotels, make Posadas the leading hotel operator in Latin America. Grupo Posadas is a public company, listed on the Mexican Stock Exchange since 1992, ticker "POSADAS". Additional Company information may be obtained from its Internet page, www.posadas.com.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: November 15, 2005 17:44 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 15/11/2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Grupo Posadas announces the closing of a Syndicated Loan

Relevant Event: Grupo Posadas, S.A. de C.V., one of the leading hotel operators in Mexico and Latin America announced today the successful closing of a Syndicated Loan transaction in the amount of US$50,000,000 (Fifty million dollars), with a maturity term of five years, guaranteed by the main wholly-owned subsidiaries of the Company. Terms of the syndicated loan agreement set forth the withdrawal of certain amounts in US dollars and in Mexican pesos (Up to US$20,000,000) during a certain period of time.

The present transaction enables Grupo Posadas to have the resources, under favorable conditions, needed for timely payment of Stock Exchange Notes *(Certificados Bursátiles)* due on February and July 2006, in amounts equal to $300,000,000 Mexican pesos and $250,000,000 Mexican pesos, respectively.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: November 23, 2005 13:07 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 23/11/2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Grupo Posadas submits a bid in the public bidding process for the purchase of the capital stock of Grupo Aeroméxico and Grupo Mexicana.

Relevant Event: Grupo Posadas hereby announces that on November 21, 2005,it submitted a bid for the purchase of the capital stock of Grupo Aeroméxico, S.A. de C.V. and Grupo Mexicana de Aviación, S.A. de C.V. through a public bidding process for the sale of the capital stock of both companies owned by Cintra, S.A. de C.V. Grupo Posadas will only be able to acquire the capital stock of one of the two companies. Information regarding the submitted bids is subject to confidentiality agreements in accordance with the above-mentioned public bidding process mentioned.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: November 30, 2005 09:39 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 30/11/2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Grupo Posadas wins public bid to purchase Grupo Mexicana.

Relevant Event: Based on the press release issued by Cintra, S.A. de C.V. on the date hereof, Grupo Posadas, S.A. de C.V. (BMV: Posadas) hereby announces that its bid for the purchase of 100% of the capital stock of Grupo Mexicana de Aviación, S.A. de C.V. has been accepted and Grupo Posadas is the winner of the public bidding process initiated for the sale of the capital stock of such company. The bid submitted by Grupo Posadas amounted to US$165.5 million.

Final agreements will be executed soon after legal notification of the result of the bidding process, in accordance with the terms of that process.

Gastón Azcárraga, President of the Board of Directors of Grupo Posadas declared that "all employees of Grupo Posadas and its affiliated hotels are thrilled by the result, which enhances our commitment to the Mexican tourism industry through the merger of two Mexican companies that will change the direction of the country.

We are happy to be the winners of the bid process for the purchase of Mexicana, which was our first option right from the beginning, especially in light of all efforts made to achieve that result. We are proud to be with the task of leading Mexicana, an airline with 85 years of experience which operates the most modern fleet and that has created a solid business culture.

This acquisition marks the benning of a new stage in the history of Grupo Posadas. I strongly believe in the Mexican talent contained in both companies and I am sure that the focused and efficient work of both teams will provide extraordinary results for both groups".

Grupo Posadas, with 35 years of experience in the hotel business, operates 94 hotels and more than 17,000 rooms in 50 coastal and urban destinations in Mexico, Brasil and Argentina. In Mexico, Posadas operates 20% of the rooms offered by chain-wide tourist hotels. Its five hotel brands in Mexico: Aqua, Fiesta Americana Grand, Fiesta Americana, Fiesta Inn and One Hotels;

as well as its two brands in South America: Caesar Park and Caesar Business, make Posadas the leading hotel operator in Latin America. Grupo Posadas has been listed on the Mexican Stock Exchange since 1992, with ticker "POSADAS"; information is available at the site www.posadas.com.